Exhibit 23.1
CONSENT OF INDEPENDENT REGITERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-1, filed pursuant to Rule 462(b) of Regulation C promulgated under the Securities Act, of our report dated March 30, 2006 relating to the financial statements of Mariner Energy, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a change in method of accounting for asset retirement obligations in 2003, and the merger of Mariner Energy, Inc.’s parent company on March 2, 2004) incorporated by reference in Registration Statement No. 333-124858, and appearing in the Annual Report on Form 10-K of Mariner Energy, Inc., for the year ended December 31, 2005 and to the reference to us under the heading “Experts” which is part of Registration Statement No. 333-124858.
/s/ Deloitte & Touche LLP
Houston, Texas
May 26, 2006